UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

C/o WeWork

555 Burrard Street

Vancouver, British Columbia V7X 1M8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated June 29, 2021
99.2	Material Change Report dated June 30, 2021
99.3	News Release dated July 1, 2021
99.4	Material Change Report dated July 2, 2021
99.5	News Release dated July 2, 2021
99.6	Material Change Report dated July 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: July 6, 2021